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Exhibit 3.2.2




                                  Bylaws Section 2.2
                                  as amended in 1997


Section 2.2. Number. The number of directors of the corporation shall not be less than four (4) no more than seven (7) until changed by amendment of the Articles of Incorporation or by a Bylaw amending this Section 2.2 duly adopted by the vote or written consent of holders of a majority of the outstanding shares. The exact number of directors may be fixed from time to time, within the limits specified in the Articles of Incorporation or in this Section 2.2, by (i) a bylaw or amendment thereof duly adopted by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares entitled to vote, or by the Board of Directors, or (ii) resolution of the Board of Directors.